UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                         Rockport Healthcare Group, Inc.
                         -------------------------------
                                (Name of Issuer)

                                  Common Stock
                               ------------------
                         (Title of Class of Securities)

                                    773816103
                                    ---------
                                 (CUSIP Number)

                                 March 31, 2002
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [ ]  Rule 13d-1(b)

                [X]  Rule 13d-1(c)

                [ ]  Rule 13d-1(d)



The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)   Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

     Robert C. Johnson


2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)               [  ]
     (b)               [  ]


3)   SEC Use Only


4)   Citizenship or Place of Organization      USA


Number of               5)  Sole Voting Power               894,994
Shares
Beneficially
Owned                   6)  Shared Voting Power                   0
by Each
Reporting
Person                  7)  Sole Dispositive Power          894,994
With

                        8)  Shared Dispositive Power              0


9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     894,994


10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


11)  Percent of Class Represented by Amount in Row (9)

     6.3%


12)  Type of Reporting Persons (See Instructions)

     IN

Item 1.

     (a)  Name of issuer:

          Rockport Healthcare Group, Inc.

     (b)  Address of issuer's principal executive offices:

          50 Briar Hollow Lane, Suite 515
          Houston, TX  77027

Item 2.

     (a)  Name of Person Filing:

          Robert C. Johnson

     (b)  Address of Principal Business Address:

          7085 West Belmont Drive
          Littleton, CO  80123

     (c)  Citizenship:

          Unites States of America

     (d)  Title of Class of Securities:

          Common Stock

     (e)  CUSIP Number

          773816103

Item 4. Ownership.


(a)  Amount beneficially owned:                                          894,994
(b)  Percent of class:                                                      6.3%
(c)  Number of shares as to which such person has:
     (i)    Sole power to vote or to direct the vote:                    894,994
     (ii)   Shared power to vote or to direct the vote:                        0
     (iii)  Sole power to dispose or to direct the disposition of:       894,994
     (iv)   Shared power to dispose or to direct the disposition of:           0

Item 5. Ownership of Five Percent or Less of a Class:

          Not Applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

          Not Applicable

Item 8. Identification and Classification of Members of the Group:

          Not Applicable

Item 9. Notice of Dissolution of Group:

          Not Applicable

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13G is true, complete and correct as of the date hereof.

Dated:  April 12, 2002


                                               /s/ Robert C. Johnson
                                               ---------------------
                                               Robert C. Johnson